Exhibit 99(a)(1)

April 17, 2025

Dear Fellow Shareholder:

Please be aware that Comrit Investments I, Limited Partnership (Comrit), an organization that we are NOT affiliated with, launched an unsolicited tender offer to purchase shares of CNL Healthcare Properties’ common stock.

Following a thorough evaluation of the offer, our board of directors (Board) unanimously recommends that shareholders REJECT Comrit’s offer.

No action is required to reject the offer. To reiterate, we are not affiliated with Comrit or its offer.

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Comrit’s offer is $3.03 per share, 54.4% less than our most recent $6.64 estimated net asset value (NAV) per share as of Dec. 31, 2024.[1]. This is Comrit’s sixth tender offer in two years, all of which have been 54.4% to 37.0% lower than our then estimated NAV.

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Our Board believes that the unsolicited tender offer represents yet another opportunistic attempt to purchase shares at an artificially low value and make a profit, primarily due to continued macroeconomic, market volatility and inflation conditions.

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Our Board believes that the tender offer price continues to be substantially lower than the fair value of the shares and that shareholders who tender their shares will lose the opportunity to participate in any potential recovery or growth of the company with respect to such shares and lose the right to receive any future distributions that may be declared and paid.[2]

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We are encouraged as we build on our progress in 2024 to continue driving our portfolio’s current and forward-looking operational and financial performance. We are fully committed to ultimately delivering a liquidity outcome for the balance of our portfolio that we feel will be in the best interest of our fellow shareholders.

•	CNL Healthcare Properties continues to be well-capitalized and well-positioned for 2025 and beyond with a sound balance sheet, strong liquidity and good financial flexibility.

Why Reject the Comrit Offer?

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The Comrit tender offer is 54.4% less than our $6.64 estimated NAV per share, as of Dec. 31, 2024. Our estimated NAV is based on a robust and detailed process typically conducted annually with the expert assistance of a leading independent advisory and appraisal firm.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of its offer price.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions made after June 5, 2025, will be assigned to them. Therefore, if you accept their tender offer, you will not receive any potential future distributions. Our first quarter 2025 distribution was paid on March 24, 2025.[2]

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, Comrit is “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objectives.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our Board unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9 before making any decision to tender your shares.

Our Board fully recognizes that you may elect to accept the Comrit tender offer based on your personal liquidity needs or financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a meaningful current trading market for our shares, and to a lesser extent, uncertainty related to the broader economy.

Capital constraints, elevated costs across the board, and a high degree of economic, political and geopolitical uncertainty have discouraged large-scale strategic transaction opportunities for the company and others in the industry for the last two years — especially at values we would judge to be acceptable to the company’s shareholders. However, we have remained especially active studying and pursuing select market opportunities that could be in our shareholders’ best interests. Our Board is aware that shareholders must and should evaluate whether to tender their shares based on all the information available, including the factors considered by our Board and described in our filing with the SEC.

In deciding, please keep in mind that our Board or company cannot assure future distributions or our share’s value, which can change periodically, or forward-looking liquidity timing and amounts for shareholders. If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your confidence and continued support in CNL Healthcare Properties.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict. The reader should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions concerning industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed, and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount. Distributions have been and may in the future be paid by borrowings, shareholder proceeds and income. For the year ended Dec, 31, 2024, 100% of regular cash distributions were covered by operating cash flow as defined by GAAP. For the year ended Dec. 31, 2023, approximately 100% of regular cash distributions were covered by operating cash flow as defined by GAAP.